UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-53700
CUSIP NUMBER:	220801 104

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	November 30, 2012

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

CORTRONIX BIOMEDICAL ADVANCEMENT TECHNOLOGIES INC.
Full Name of Registrant

Former Name if Applicable

8200 N.W. 41st Street, Suite 145B,
Address of Principal Executive Office (Street and Number)

Doral, FL 33166
City, State and Zip Code

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the three months ended November 30, 2012 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.  Due to a change in control and the completion of a reverse merger whereby we acquired an operating business we were not able to complete all of the financial information required to allow sufficient time to be able to finalize review and filing of the Form 10-Q by the filing deadline of January 14, 2013.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Yoel Palomino	786	859-3585
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [X] No [ ]
For the three months ended November 30, 2012 and 2011, we incurred $87,599 in operating losses as compared to no operating losses during the comparable three months ended November 30, 2011.  This change is due to a change in control and change of business of the Company whereby we accounted for a reverse merger and the acquired company is now the reporting company.  The acquired company had no operations for the period ended November 30, 2011.

CORTRONIX BIOMEDICAL ADVANCEMENT TECHNOLOGIES INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 14, 2013	By:	/s/ Yoel Palomino
	Name:	Yoel Palomino
	Title:	Chief Executive Officer

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).